FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 02, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

2 May 2014

The Royal Bank of Scotland Group plc ("RBS")

Board change

RBS has previously announced that Nathan Bostock, Group Finance Director, would be leaving the business and that Ewen Stevenson is to join RBS as an Executive Director and Chief Financial Officer. RBS can confirm that Mr Bostock will cease to be Group Finance Director on 19 May and will step down from the Board on 28 May 2014.

Termination arrangements

In line with his contractual arrangements and the circumstances of his departure, Mr Bostock will not receive any compensation for loss of office. Mr Bostock will continue to receive salary, pension and benefit funding up to the point his employment ceases on 18 August 2014.  No other remuneration payment will be made in connection with his departure.

In accordance with the rules of the relevant share plans, Nathan Bostock's outstanding share awards under the RBS Long-term Incentive Plan, Deferral Plan and Medium-term Performance Plan have lapsed and his outstanding award under the Executive Share Option Plan (an option to purchase 207,467 RBS shares at an option price of £4.62) will lapse on his final date of employment.

For further information contact:
Group Media Centre                                    +44 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 May 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary